UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                              Interlink Electronics
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    458751112
                         ------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

                                  SCHEDULE 13G
                                  ------------

CUSIP No. 458751112                                                  Page 2 of 5
          ---------

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      E. Michael Thoben III
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
      --------------------------------------------------------------------------

                          5)  SOLE VOTING POWER

      NUMBER OF               314,730
                              --------------------------------------------------
      SHARES
                          6)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                7)  SOLE DISPOSITIVE POWER

      REPORTING               314,730
                              --------------------------------------------------
      PERSON
                          8)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

 9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      314,730
      --------------------------------------------------------------------------

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.6%
      --------------------------------------------------------------------------

12)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

                                Page 2 of 5 pages

Item 1.     Issuer

      (a)   The name of the Issuer is Interlink Electronics.

      (b) The Issuer's executive offices are located at 546 Flynn Road, Camarillo, California 93012.

Item 2.     Reporting Person and Security

      (a) This Statement is filed by Mr. E. Michael Thoben, III, an individual.

      (b) Mr. Thoben's business address is 546 Flynn Road, Camarillo, California 93012.

      (c)   Mr. Thoben is a citizen of the United States of America.

      (d) This Statement relates to shares of Common Stock of Interlink Electronics.

      (e) The CUSIP number assigned to the Common Stock of the Issuer is 458751112.

Item 3.     Filings Pursuant to Rule 13d-1(b) or 13d-2(b)

            Not applicable.

Item 4.     Ownership

      (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Thoben may be deemed to be the beneficial owner of a total of 314,730 shares of Issuer Common Stock. This amount includes 309,730 shares subject to options that are currently exercisable or become exercisable within 60 days of December 31, 1996.

      (b) Mr. Thoben's beneficial ownership of Issuer Common Stock represented approximately 6.6% of the 4,492,529 issued and outstanding shares on November 5, 1996, as reported in the Issuer's most recent quarterly report.

      (c) Mr. Thoben has sole power to vote or direct the voting and to dispose or to direct disposition of the outstanding shares that he beneficially owns.

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.


                                Page 3 of 5 pages

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            Not applicable.


                                Page 4 of 5 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 11, 1997
                                       -----------------------------------------
                                                        Date


                                                 E. MICHAEL THOBEN III
                                       -----------------------------------------
                                                 E. Michael Thoben, III


                                Page 5 of 5 pages